Mail Stop 4561

August 14, 2008

Mr. John G. Duffy
Chairman and Chief Executive Officer
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

> **Re: KBW, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33138**

Dear Mr. Duffy:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief